KANDI TECHNOLOGIES, CORP.

December 24, 2009

Ms. Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Kandi Technologies, Corp
Registration Statement on Form S-3
Filed November 19, 2009
File No. 333-163222

Dear Ms. Ravitz:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, and in connection with the Registration Statement on Form S-3 of Kandi Technologies, Corp. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2009, the undersigned hereby requests acceleration of the effective date of said Registration Statement to 4 p.m. Eastern Standard Time on Thursday, December 24, 2009, or as soon thereafter as practicable.

As requested from the staff of the Commission relating to the above-referenced filing, the Company hereby acknowledges the following:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Robert Shin of K&L Gates LLP, at (212) 536-4885.

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu
Chief Executive Officer

cc:	Robert S. Matlin, Esq.
Robert Shin, Esq.